TRADEWEB MARKETS INC.

1177 Avenue of the Americas

New York, New York 10036

April 1, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:	Tradeweb Markets Inc.
Registration Statement on Form S-1
File No. 333-230115

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tradeweb Markets Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time, on April 3, 2019, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Andrew B. Barkan of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (212) 859-8468.

Very truly yours,

TRADEWEB MARKETS INC.

By:	/s/ Lee Olesky
	Name:	Lee Olesky
	Title:	Chief Executive Officer